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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                             ---------------------

                             SANTA BARBARA BANCORP
                                (Name of issuer)

                             SANTA BARBARA BANCORP
                      (Name of person(s) filing statement)
                             ---------------------

            COMMON STOCK, NO PAR VALUE, $1.00 STATED VALUE PER SHARE
                         (Title of class of securities)

                                   801233107
                     (CUSIP number of class of securities)

                                  JAY D. SMITH
         SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                             SANTA BARBARA BANCORP
                              1021 ANACAPA STREET
                        SANTA BARBARA, CALIFORNIA 93102
                                 (805) 564-6310
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
                             ---------------------

                                    Copy To:
                    CHARLES E. GREEF AND PETER G. WEINSTOCK
                JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                                   SUITE 3200
                                1445 ROSS AVENUE
                              DALLAS, TEXAS 75202
                                 (214) 855-4500
                             ---------------------

                                JANUARY 10, 1997
     (Date tender offer first published, sent or given to security holders)

                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
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                 $15,000,000                                      $3,000
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

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 500,000 shares at the maximum tender offer price per share of $30.00.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A       Filing Party: N/A

Form or Registration No.: N/A     Date File: N/A

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     This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement")
relates to the tender offer by Santa Barbara Bancorp, a California corporation (the "Company"), to purchase up to 500,000 shares of its common stock, no par value, $1.00 stated value per share (the "Shares"), at a price, net to the seller in cash, of $30.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is Santa Barbara Bancorp, a California corporation. The address of its principal executive offices is 1021 Anacapa Street, Santa Barbara, California 93102.

     (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration; Extension of the Offer" and "Section 14. Transactions and Arrangements Concerning the Common Stock" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company.

     (c) The information set forth in "Introduction" and "Section 8. Price Range of Common Stock; Dividends" in the Offer to Purchase is incorporated herein by reference.

     (d) This Statement is being filed by the issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Section 11. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

     (a)-(j) The information set forth in "Introduction," "Section 9. Purposes of the Offer," "Section 14. Transactions and Arrangements Concerning the Common Stock," "Section 11. Source and Amount of Funds" and "Section 10. Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Section 14. Transactions and Arrangements Concerning the Common Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction," "Section 9. Purposes of the Offer" and "Section 14. Transactions and Arrangements Concerning the Common Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "Section 18. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "Section 12. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference. The information set forth (i) in Item 8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, filed as exhibit (g)(1) hereto;
(ii) in Item 8 to the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1994, filed as exhibit (g)(2) hereto; (iii) Part I to the Company's Quarterly Report on Form 10-Q for the

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quarter ended September 30, 1996, filed as exhibit (g)(3) hereto, in each case, is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "Section 16. Government Regulation" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 10. Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

       99.(a)(1)     -- Form of Offer to Purchase dated January 10, 1997.
       99.(a)(2)     -- Form of Letter of Transmittal.
       99.(a)(3)     -- Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                        and Other Nominees.
       99.(a)(4)     -- Form of Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees.
       99.(a)(5)     -- Form of Letter dated January 10, 1997 to shareholders from the
                        Company.
       99.(a)(6)     -- Form of Press Release issued by the Company dated January 9, 1997.
       99.(b)        -- Not applicable.
       99.(c)        -- Not applicable.
       99.(d)        -- Not applicable.
       99.(e)        -- Not applicable.
       99.(f)        -- Not applicable.
       99.(g)(1)     -- Item 8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (incorporated by reference from the Company's
                        Form 10-K filed with the Commission on March 28, 1996).
       99.(g)(2)     -- Item 8 to the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1994 (incorporated by reference from the
                        Company's Form 10-K filed with the Commission on March 30, 1995).
       99.(g)(3)     -- Part I to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (incorporated by reference from the Company's
                        Form 10-Q filed with the Commission on November 14, 1996).

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            SANTA BARBARA BANCORP

                                            By: /s/  JAY D. SMITH

                                            ------------------------------------
                                            Name: Jay D. Smith
                                            Title:  Senior Vice President,
                                                    General Counsel and
                                               Corporate Secretary

Dated: January 9, 1997

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                               INDEX TO EXHIBITS

        ITEM                                       DESCRIPTION
-------------------- ------------------------------------------------------------------------
      99.(a)(1)      -- Form of Offer to Purchase dated January 10, 1997.
      99.(a)(2)      -- Form of Letter of Transmittal.
      99.(a)(3)      -- Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                        and Other Nominees.
      99.(a)(4)      -- Form of Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and other Nominees.
      99.(a)(5)      -- Form of Letter dated January 10, 1997 to shareholders from the
                        Company.
      99.(a)(6)      -- Form of Press Release issued by the Company dated January 9, 1997.
      99.(g)(1)      -- Item 8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (incorporated by reference from the
                        Company's Form 10-K filed with the Commission on March 28, 1996).
      99.(g)(2)      -- Item 8 to the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1994 (incorporated by reference from the
                        Company's Form 10-K filed with the Commission on March 30, 1995).
      99.(g)(3)      -- Part I to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (incorporated by reference from the
                        Company's Form 10-Q filed with the Commission on November 14, 1996).

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